Exhibit 99.9

Student Transportation Inc. Reports Strong

Fourth Quarter & Fiscal 2011 Results

Contracted Revenue Leads to Steady, Consistent Growth & Attractive Dividends

Barrie, ON (September 22, 2011) - Student Transportation Inc., (“STI” or the “Company”) (TSX, NASDAQ: STB) today reported financial results for the fourth quarter and fiscal year ended June 30, 2011. All financial results are reported in US dollars, except as otherwise noted.

“We finished the 2011 fiscal year on another strong note,” said Denis J. Gallagher, Chairman and Chief Executive Officer. Revenues for the fiscal year were up 14 percent year over year. EBITDA margin for the full year came in at 19.6 percent, at the higher end of the company’s historical range. “As usual we were able to recover revenue deferrals noted at the end of the third quarter for weather related days. We also secured additional revenues and cash flows from acquisitions completed in fiscal 2011, which helped mitigate increases in fuel prices, severe weather costs, which we do incur, and the non-cash fluctuations in exchange rates year over year.”

Fourth quarter revenue and EBITDA were $89.9 million and $20.1 million, respectively, compared to $77.8 million and $19.3 million for the fourth quarter of fiscal 2010. The reported net income for the quarter was $2.6 million, or $0.04 per share compared to $0.3 million or $0.01 per share for the fourth quarter of fiscal 2010. Revenue for fiscal 2011 increased to $305.3 million from $267.2 million for fiscal 2010 and EBITDA improved to $59.9 million from $56.2 million for the same period last year. Net income for fiscal year 2011 amounted to $1.6 million or $0.03 per share, compared to net income of $2.7 million or $0.05 per common share for the prior fiscal year. The company said it paid cash dividends of $25.4 million or C$0.56 per share per annum in dividends to its shareholders during the fiscal year.

“Our strong fourth quarter momentum has us poised for another solid year in fiscal 2012. The three acquisitions and fourth letter of intent previously announced at the beginning of July, along with the ten new contract awards for the 2012 fiscal year already account for a secure 12 percent year-over-year revenue increase, with additional quality growth opportunities in the near-term pipeline. We had a great opening of schools in September and we have enormous opportunities to capitalize on. This is a time when strong companies do well,” Gallagher said. “As we have noted in the past, we will maintain the discipline demonstrated over the last several years in regards to our growth strategy and acquisition purchase prices and continue to be selective about where and how we grow,” Gallagher said.

In February 2011 the Company closed the refinancing of its senior credit agreement which provides an initial commitment of $140 million to fund working capital and growth requirements. The Company is currently in negotiations with the holders of the senior secured notes to refinance the notes prior to their maturity in December. Gallagher said, “With rates as they are, we currently see no issues bringing this renewal in at attractive rates.”

“We approved our quarterly dividend declaration last week which is paid monthly. We are pleased that this is our 83rd consecutive month of dividend approvals to our shareholders. We enter fiscal 2012 with a strong balance sheet, low senior debt ratios, attractive financing options at all-time low rates and continued access to capital if needed,” he said. “We have debt availability for fiscal 2012 at rates of approximately 3 percent. Now that our common shares are dual listed on the NASDAQ Global Select Market and the Toronto Stock Exchange we continue to believe our attractive dividend yield will be sought by investors who are seeking a simple, steady business, that delivers consistent results year over year.”

Reconciliation of Net Income and EBITDA *

	Year over Year - Q4		Year over Year
(Amounts in 000’s)	Three Months Ended		Twelve Months Ended
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Net income	$2,634	$268	$1,587	$2,704
Add back:
Provision for income taxes	304	669	37	2,253
Loss on extinguishment of debt	—	—	—	3,680
Other (income) expense, net	(4,459)	(604)	(4,257)	107
Unrealized loss (gain) on derivative contracts	3,802	3,581	516	(3,123)
Non-cash stock compensation	—	1,179	2,548	1,959
Interest expense	3,756	2,634	14,512	10,495
Amortization expense	852	736	3,351	2,813
Depreciation and depletion expense	10,730	9,277	33,179	29,923
Operating lease expense	2,454	1,608	8,392	5,360

EBITDA *	$20,073	$19,348	$59,865	$56,171

STI’s audited annual financial statements for the years ended June 30, 2011 and 2010, notes to financial statements and management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2011 will be available at www.sedar.com or at the Company’s website at www.rideSTA.com.

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Conference Call & Live Webcast

Management will host a conference call and live audio webcast to discuss STI’s results for the fourth quarter & fiscal year 2011 at 11 a.m. (ET) on Monday, September 26, 2011. The call may be accessed by dialling 1-877-561-2750. To access the webcast and phone replay for up to 30 days, please visit www.rideSTA.com for the webcast or dial 1-855-859-2056 and enter passcode 10592424.

Profile

Founded in 1997, Student Transportation Inc. is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

* Non-GAAP Measures

EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI’s performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company’s performance or as a measure of its liquidity and cash flow. The Company’s method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company’s non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect STI’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.

INVESTOR CONTACTS:

Student Transportation Inc.

Patrick J. Walker

Executive Vice President and Chief Financial Officer

Keith P. Engelbert

Director of Investor Relations

(732) 280-4200

Email: invest@rideSTA.com

Website: www.rideSTA.com